SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 1)*

Under the Securities Exchange Act of 1934

athenahealth, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

04685W103
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04685W103	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 185,599
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 185,599
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 185,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04685W103	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 394,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 394,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 394,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04685W103	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 394,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 394,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 394,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 04685W103	Schedule 13D/A	Page 5 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 18, 2017 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of athenahealth, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5(a) and (c), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $21,470,510.
Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $45,625,182.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 7, 2018, Elliott Management Corp., an affiliate of the Reporting Persons ("Elliott Management"), issued a press release (the "Press Release") containing a letter that was delivered to the Issuer by Elliott Management, which includes, among other things, a proposal to acquire the Issuer for $160 per share in cash (the "Proposal"). Elliott Management also notes in the letter that it may be able to substantially improve the proposed price with additional, private diligence. The Press Release containing the letter is attached as Exhibit 99.1 hereto, which is incorporated herein by reference.

Elliott Management and the Reporting Persons reserve the right to modify the Proposal in any way, to extend or discontinue discussions regarding the same, or to withdraw the Proposal at any time. The Reporting Persons and their affiliates may, directly or indirectly, take such additional steps from time to time as they may deem appropriate to further the Proposal as may be modified from time to time, including, without limitation, (i) engaging in discussions regarding the same with the Issuer, other shareholders, potential sources of debt and equity financing, advisors, and other relevant parties, and (ii) entering into non-disclosure, financing commitments, and other agreements, arrangements and understanding as may be appropriate in connection with its Proposal, as may be modified from time to time.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated in its entirety by the following:

CUSIP No. 04685W103	Schedule 13D/A	Page 6 of 8 Pages

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 580,000 shares of Common Stock constituting approximately 1.4% of the shares of Common Stock outstanding and combined economic exposure in the Issuer equivalent to 3,580,000 shares of Common Stock constituting approximately 8.9% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 40,409,721 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 24, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on April 26, 2018.

As of the date hereof, Elliott beneficially owned 185,599 shares of Common Stock, constituting approximately 0.5% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 394,401 shares of Common Stock, constituting approximately 1.0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 394,401 shares of Common Stock beneficially owned by Elliott International, constituting approximately 1.0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 580,000 shares of Common Stock, constituting approximately 1.4% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 8.9% of the shares of Common Stock outstanding pursuant to the Derivative Agreements (defined below), as disclosed in Item 6.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated by the addition of the following:

Elliott, both directly and indirectly through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 959,995 and 2,040,005 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to 2.4% and 5.0% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 7.4% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

CUSIP No. 04685W103	Schedule 13D/A	Page 7 of 8 Pages

Item 7.	EXHIBITS

Exhibit	Description

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.1	Press Release, dated May 7, 2018.

CUSIP No. 04685W103	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 7, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected directly by Elliott Associates, L.P. in the shares of Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

04/27/2018	Common Stock	1,396	127.67
04/30/2018	Common Stock	14,720	122.22
05/01/2018	Common Stock	40,000	125.09
05/02/2018	Common Stock	7,884	126.95
05/03/2018	Common Stock	1,600	127.01

The following transactions were effected by Elliott International, L.P. in the shares of Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

04/27/2018	Common Stock	2,966	127.67
04/30/2018	Common Stock	31,280	122.22
05/01/2018	Common Stock	85,000	125.09
05/02/2018	Common Stock	16,754	126.95
05/03/2018	Common Stock	3,400	127.01

Exhibit 99.1

Press Release

Media Contact:

Stephen Spruiell
Elliott Management Corporation
(212) 478-2017
sspruiell@elliottmgmt.com

Elliott Management Makes Proposal to Acquire athenahealth

Proposes to acquire athenahealth for $160 per share in cash, representing a premium of 27%

Full letter available at ElliottLetters.com/athenahealth

NEW YORK (May 7, 2018) – Elliott Management Corporation (“Elliott”), which manages funds that own common stock and economic equivalents representing 8.9% of the outstanding common stock of athenahealth, Inc. (NASDAQ: ATHN) (the “Company” or “athenahealth”), today released a letter outlining a proposal to acquire athenahealth for $160 per share in cash, representing a premium of 27% to the current stock price.

The letter can be downloaded and read in full at ElliottLetters.com/athenahealth.

The full text of the letter can be read below:

Elliott Management Corp.
40 West 57th Street
New York, New York 10019

------

Tel. (212) 974-6000
Fax: (212) 974-2092

May 7, 2018

The Board of Directors

athenahealth, Inc.

311 Arsenal Street

Watertown, MA 02472

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), which collectively own common stock and economic equivalents representing 8.9% of the outstanding common stock of athenahealth, Inc. (the “Company” or “athenahealth”), making us one of your largest investors.

For the past year, we have had extensive private engagement with athenahealth’s management and the Board of Directors regarding the best path forward for the Company. This dialogue has been constructive, and we greatly appreciate how much time the management team, led by Jonathan, and the Board have invested in evaluating our perspectives as well as the perspectives of our fellow shareholders.

Today, Elliott proposes to acquire athenahealth for $160 per share in cash. We believe we may also be able to substantially improve the proposed price with additional, private diligence. This preliminary proposal (the “Proposal”) is outlined in the terms detailed below. We strongly believe that this Proposal represents compelling, premium value to shareholders.

Our letter today is organized around the following themes:

•	Background to the Proposal
•	Background on Elliott’s Experience in Private Equity
•	Details and Financing of the Proposal
•	Due Diligence Requirements
•	Next Steps

Elliott looks forward to working collaboratively with Jonathan, Jeff and the rest of the athenahealth Board to finalize our Proposal. Our team is ready to engage immediately on the steps outlined in the letter and can move forward on an expedited basis. We are excited about this opportunity. As longtime technology investors, we fully appreciate how rare it is for a company to achieve the level of success realized by athenahealth, and we recognize that this success is first and foremost a testament to its employees’ hard work and dedication to the Company’s mission-oriented approach. We believe that our Proposal represents the best path forward for athenahealth, its shareholders, its employees and its broader mission.

Background to the Proposal

Elliott has done an extensive amount of work to understand athenahealth’s business, its mission and its position in the broader healthcare landscape. We believe that athenahealth has great potential with a differentiated opportunity to fundamentally change the Healthcare IT (HCIT) industry. While we may (or may not) differ on the road ahead, we recognize the unique and powerful accomplishments that have taken place at athenahealth due to Jonathan’s vision.

Unfortunately, we are faced now with the stark reality that athenahealth as a public-company investment, despite all of its promise, has not worked for many years, is not working today and will not work in the future. Given athenahealth’s potential, this reality is deeply frustrating, but the fact remains that athenahealth as a public company has not made the changes necessary to enable it to grow as it should and to create the kind of value its shareholders deserve.

We have spent considerable time with many of the Company’s shareholders, former employees, customers, analysts and industry players. These stakeholders have exhibited extraordinary patience for years, hoping that the Company would somehow find a way to fix its problems in the areas of sales execution, service delivery, product focus, forecasting, executive turnover, capital allocation, management discipline and corporate governance. The hope was that, with these problems behind it, athenahealth could capitalize on the substantial opportunities in front of it – that the Company’s vision would carry the shares to their proper valuation.

However, it is clear to us and becoming clear to many others that athenahealth’s potential will never be realized without the kind of operational change that the Company seems unable to deliver. Beyond operations, our dialogue with the Company has also revealed an unwillingness to pursue alternative strategies for realizing athenahealth’s proper value. Last November, we approached athenahealth about the possibility of a take-private transaction involving Elliott or other interested parties, and the Company refused to engage. Whether operational or strategic, athenahealth appears unable to achieve the right outcome for shareholders on its own.

Stock-price underperformance

For many years, despite all of its advantages, athenahealth’s stock price has underperformed because the Company has failed to correct a host of identifiable operational issues. Today, its inability to operate effectively and scale successfully is foreclosing a tremendous value-creation opportunity to the detriment of the business and its shareholders.

The stock price tells the story: From a shareholder standpoint, owning athenahealth has been a disappointing experience. The Company’s stock price has deeply underperformed all relevant benchmarks for more than five years. The Company’s strategy, operations, execution and leadership over this period have failed to generate returns for shareholders, despite a highly attractive market opportunity and a differentiated product that is the envy of the industry. As we will address later, this chronic underperformance is driven by athenahealth-specific factors including poor execution, significant management turnover, inefficient allocation of resources and the loss of strategic focus. Even companies operating in far less attractive market segments with secular challenges have managed to operate efficiently, execute well and ultimately deliver far greater shareholder value.

The above table represents athenahealth’s relative performance through today. Note that this table includes the meaningful outperformance that athenahealth enjoyed in response to the disclosure of Elliott’s investment (as evidenced in the aberrant one-year returns). athenahealth’s stock increased 22% the day after Elliott disclosed its stake and nearly 40% over the ensuing month based on expectations that long-awaited change would soon follow. The numbers above do not adjust for that benefit and would clearly look far worse without it.

Inability to execute

This stock-price underperformance is a direct result of athenahealth’s inability to execute across a range of strategic and operational issues. Even a cursory review of the Company’s public track record leads to the conclusion that the business and its shareholders have been deprived of significant value due to the Company’s execution failures. Consider the following statistics:

•	Executive turnover: athenahealth’s leadership team has lacked stability, with five CFOs over the last four years. Just last week, this pattern continued with the loss of the Company’s Chief Product Officer. The list of executives who have departed in the last five years is long and unfortunately familiar to shareholders who have lived through this disruption.

•	Operating Effectiveness: athenahealth has long been unable to drive any operating leverage. Despite maintaining a 30% long-term operating margin target for many years, margins for 2017 were just 14%, well below the Company’s peers and still down from 2011 margins of 17%, when the company was one-quarter its current size and lacked the benefit of scale. Recently, the Company took steps to improve margins to 16-17% for 2018 (based on guidance), but the Company appears to be struggling with execution of this plan.

•	Product Execution: Operating issues go well beyond efficiency, as athenahealth’s Streamlined introduction was a significant and disappointing step backward that led to years of NPS declines. Similar issues have plagued other athenahealth offerings such as its inpatient solution and Epocrates.

•	Strategy Execution: athenahealth has a publicly described grand vision, but has repeatedly failed to execute. Inpatient is a prime example, where the Company has been unable to deliver consistent quality of service in order to promote the adoption of a product that is otherwise disruptive.

•	Forecasting: Despite years of promises, athenahealth does not achieve what it sets out to. The Company repeatedly misses its targets: its long-held 30% operating margin target, 21% growth in 2017, $400–$450 million of bookings in 2017, 30% bookings growth in 2016, 100 hospital implementations in 2017, and many, many more examples.

•	Guidance: athenahealth’s team has shown that it lacks visibility into its business performance. The Company has repeatedly set and failed to achieve its targets, including twice cutting (and yet still missing) its 2017 bookings guidance. The Board, being forced to rely on these figures, cannot grade the business. Shareholders are left to suffer, with regular 10%–20% declines in the Company’s stock price on earnings announcements. Prior to the disclosure of Elliott’s position last year, athenahealth was by far the most heavily shorted U.S. company above $2 billion in the Software, Services and Healthcare IT universe.

Performance and execution are unlikely to improve

When Elliott first approached athenahealth last year, there existed considerable opportunities for business improvement. A serious and careful approach to change could have yielded meaningful benefits. Unfortunately, after evaluating the Company’s execution of its recent changes, its positioning today and its prospects for the future, athenahealth appears destined to repeat the same operational and strategic failures that have plagued it (and shareholders) for years. Consider the following observations about where things stand:

•	Cost-plan execution: Despite representing a well-intentioned step, athenahealth’s recent cost plan appears to have suffered from serious design and execution flaws, and we do not believe it will create long-term, sustainable operational success. First, the plan was undertaken in the absence of a permanent CFO and without the operations-minded president one would have expected to see hired prior to its execution. Instead, it was developed under the guidance of a Board member who has been retired for a decade. Second, implementation seems to have been rushed and with insufficient regard to sustainability. The exercise now appears consistent with a one-off reduction in force rather than the kind of ongoing efficiency program that will focus the business, improve efficiency and drive growth over time. The Company has now admitted that it must fix, on the fly, mistakes that were made as a result of the plan’s poor design and poor execution. Unfortunately, given the Company’s track record, shareholders have no reason to feel confident that athenahealth will get the fixes right, much less improve in other areas where inconsistent execution has been an issue.

•	Leadership enhancements: athenahealth’s recently announced leadership enhancements have fallen short of the change that shareholders expected when these enhancements were announced. For example, we question whether athenahealth made the right choice in filling the role of Board chair given the Company’s operational needs at the moment. In addition, we and other shareholders were hopeful when the Company announced its intention to bring on a capable president to oversee operations while Jonathan worked on strategic vision. However, after nine months since the “president search” began, it appears increasingly apparent that the Company is backing away from the plan to hire an empowered, operations-minded president, even though this role is needed now more than ever.

•	Lack of openness to strategic alternatives: Elliott approached athenahealth privately in November about the possibility of exploring an acquisition of the Company. Other parties have also expressed interest. The Company has disappointingly refused to engage with us or other parties to explore the value-maximizing opportunities available through a sale. As a result, today we are making public a formal offer to acquire the Company.

We believe the unfortunate but inescapable reality is that performance at athenahealth is not going to get better. The Company already seems to be reverting back to long-established patterns of challenged execution and is unwilling to explore strategic alternatives for maximizing value. For shareholders, this means the future at athenahealth is likely to look a lot like the past.

Apart from its unique operational challenges, the Company finds itself at a difficult juncture for any public company. The growth in its core businesses has decelerated in recent years while its future growth engines have yet to scale to a level that can provide a meaningful contribution to revenue. In short, athenahealth is facing one of the most difficult transitions a technology company can make at a time when persistent missteps and controversy have likely permanently impaired its public-market valuation.

At a juncture like the one athenahealth presently faces, the case for going private is compelling and cannot be ignored.

Background on Elliott’s Experience in Private Equity

Elliott is an investment firm founded in 1977 that today manages approximately $35 billion of capital for both institutional and individual investors. While our public investing efforts are well known, Elliott is also deeply experienced in making private equity investments, particularly in the technology space. Over the last decade, Elliott’s private technology investments have included Novell, Metrologic, MSC Software, BMC Software, E2open, Mitchell International, Quest Software, SonicWall, Gigamon, ASG Technologies, and others.

Elliott and its affiliates employ a team of private equity industry veterans with decades of experience who have collectively closed more than $20 billion of transactions across multiple sectors of technology. We have also built a team of operating executives with each having more than 25 years of experience across technology, product development, sales and finance. We believe we are uniquely positioned to be a value-added partner to management teams across our investment portfolio.

As a firm with a 41-year history, Elliott has the capability and experience to own businesses with a long-term time horizon, provide capital for investment and M&A and bring highly experienced operational capabilities to drive sustained value-creation. We bring this same approach to our investment in athenahealth.

Details and Financing of the Proposal

Elliott proposes to acquire athenahealth for $160 per share in cash for 100% of the outstanding shares of the Company, representing an enterprise value of ~$6.9 billion. Our Proposal represents a premium of 27% to the current stock price and ~50% to the stock price prior to our 13D filing. We believe this Proposal represents compelling, premium value to shareholders. Moreover, with private diligence, we believe we may be able to substantially improve upon this valuation.

Elliott has received financing indications from the leading banks in leveraged finance, who are highly constructive and eager to provide financing for a take-private.  We have long-standing working relationships with these lenders and are confident that we will have fully committed financing in the timeline outlined below.

We intend to finance the remaining capital required through equity invested by Elliott and select partners. Elliott has $35 billion of capital under management and relationships with many potential co-investors. We are enthusiastic about this opportunity and have already received the necessary internal approvals to make this Proposal. As a privately held investment fund with full discretion over the investment of the funds we manage, we do not require any corporate or shareholder approvals to consummate a transaction.

Lastly, this Proposal is not intended to be legally binding and is subject to, among other things, the negotiation and execution of a mutually satisfactory definitive acquisition agreement containing provisions customary for this type of transaction, regulatory approvals, and satisfactory completion of our due diligence.

CUSIP No. 04685W103	Schedule 13D/A	Page 9 of 8 Pages

Due Diligence Requirements

We believe we can complete our confirmatory due diligence in approximately three weeks if we are provided appropriate access to management and information. Given our familiarity with the Company through our extensive diligence to date, our due diligence will be expedited and highly targeted.

Prior to execution of a definitive purchase agreement, we would anticipate completion of the following activities: (i) customary company and financial diligence, including reviews of historical and future prospects of the business; (ii) engaging a leading accounting firm to conduct confirmatory accounting review; and (iii) completion of confirmatory legal due diligence by our legal counsel. Elliott has the ability to consummate a transaction on an accelerated basis, and we are prepared to immediately engage in our final due diligence review of, and engage in discussions with, the Company.

Next Steps

As a next step, we would welcome the opportunity to discuss this Proposal with Jonathan and the Board and to outline why we believe our Proposal maximizes value to shareholders, including employee-shareholders who have a meaningful amount of their hard-earned wealth invested in athenahealth stock. Indeed, we believe the Proposal represents a compelling opportunity for all of the Company’s stakeholders. The private market is an ideal setting for athenahealth and its employees to focus on long-term strategic initiatives and pursue the Company’s broader mission without the distraction of quarterly reporting. We have made this Proposal in part because we strongly believe that going private gives athenahealth the best chance to thrive as a disruptor in the healthcare technology market.

We want to thank the members of the Board and Jonathan for considering this Proposal. We are eager to move ahead by signing an NDA and commencing diligence to finalize our Proposal. Please do not hesitate to contact us with questions, and we will look forward to hearing from you soon.

Best regards,

/s/ Jesse Cohn
Name: Jesse Cohn
Title: Partner and Senior Portfolio Manager

About Elliott

Elliott Management Corporation manages two multi-strategy investment funds which combined have approximately $35 billion of assets under management. Its flagship fund, Elliott Associates, L.P., was founded in 1977, making it one of the oldest funds of its kind under continuous management. The Elliott funds’ investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

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